SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)
ALPHARMA INC.
(Name of Subject Company)
ALPHARMA INC.
(Names of Person Filing Statement)
Class A Common Stock, Par Value $0.20 Per Share
(Title of Class of Securities)
020813101
(CUSIP Number of Class of Securities)

Dean J. Mitchell
President and Chief Executive Officer
Alpharma Inc.
440 Route 22 East, Bridgewater, NJ 08807
(908) 566-3800
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person Filing Statement)
Copies To:
William R. Dougherty, Esq.
Mario A. Ponce, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017-3026
(212) 455-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 3 to Schedule 14D-9 amends and supplements the Schedule 14D-9, originally filed by Alpharma Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on September 26, 2008, as amended (the “Schedule 14D-9”), relating to the tender offer commenced by Albert Acquisition Corp. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of King Pharmaceuticals, Inc., a Tennessee corporation (“King”), to acquire all of the issued and outstanding shares of Class A Common Stock, par value $0.20 per share, of the Company (the “Common Stock”), together with the associated rights to purchase shares of Series B Junior Participating Preferred Stock (“the Rights”, and together with the Common Stock, the “Shares”) issued pursuant to the Rights Agreement, dated as of September 1, 2008, between the Company and Computershare Trust Company, N.A., as Rights Agent, at a purchase price of $37.00 per Share, net to the seller in cash, without interest, subject to any required withholding of taxes and upon the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, the “Schedule TO”) filed by Purchaser with the SEC on September 12, 2008. The value of the consideration offered, together with all of the terms and conditions applicable to the tender offer, is referred to as the “Offer”. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.
ITEM 4. THE SOLICITATION OR RECOMMENDATION
     Item 4 is hereby amended by adding thereto the following information at the end of the section entitled “Background of the Offer”:
     On September 30, 2008, representatives of Credit Suisse Securities (USA) LLC (“Credit Suisse”), King’s financial advisor, contacted representatives of Banc of America Securities LLC (“Banc of America Securities”), the Company’s financial advisor, to discuss the Offer. Representatives of Credit Suisse informed representatives of Banc of America Securities that King had decided to accept the Company’s invitation to enter into a confidentiality agreement in order to receive certain confidential information concerning the Company. Following such discussion, the Company and King negotiated, and on October 3, 2008 entered into, a confidentiality agreement governing disclosure of confidential information and certain related matters.
     No assurance can be given that a transaction will be announced or consummated by the Company with King or any other bidder or that the Company’s previously announced auction process will ultimately yield a transaction with a per-share price in excess of the price of the Offer.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALPHARMA INC.
Date: October 6, 2008	By:	/s/ THOMAS J. SPELLMAN III
		Name:	Thomas J. Spellman III
		Title:	Executive Vice President and General Counsel